Exhibit 99.80

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Researchers to Present New Preclinical Data at AACR Annual Meeting 2018

Halifax, Nova Scotia; March 19, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that the Company will present research on the anti-cancer potential of its proprietary T cell-activating platform at the American Association for Cancer Research (AACR) Annual Meeting 2018. Presentations will include preclinical analysis of a triple combination immunotherapy stemming from the Company’s ongoing collaboration with Incyte Corporation, as well as the heightened effects of its novel delivery platform on T cell activation.

“This research highlights some of the unique features of our proprietary technology,” said Marianne Stanford, PhD, Vice President, Research, Immunovaccine. “From improving T cell infiltration to support heightened efficacy in combination with other immunotherapies, to enabling a broader range of peptides to act together to improve the potential of anti-cancer therapies, we believe that the novel mechanism of action underscoring our pipeline has a very broad range applications for the immunotherapy landscape. We look forward to continued collaboration with our partners to further this work.”

Details of Immunovaccine’s AACR 2018 presentations are as follows:

Abstract Number: 1761

Author: MacKay, A. et al.

Title: “Combination of a T cell activating immunotherapy with immune modulators alters the tumour microenvironment and promotes more effective tumour control in preclinical models

Date: Monday Apr 16, 2018

Time: 8:00 a.m. - 12:00 p.m. CT

Location: McCormick Place South, Exhibit Hall A, Section 33

Abstract Number: 1726

Author: Kaliaperumal, V. et al.

Title: “A novel delivery platform containing up to 14 neoantigens can induce robust immune responses in a single formulation.”

Date: Monday Apr 16, 2018

Time: 8:00 a.m. - 12:00 p.m. CT

Location: McCormick Place South, Exhibit Hall A, Section 32

The AACR Annual Meeting 2018 takes place from April 14 to 18 at the McCormick Place North/South in Chicago. Meeting abstracts are available at AACR's website.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology provides controlled and prolonged exposure to a broad range of immunogenic stimuli. Immunovaccine has advanced two T cell-activating therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing its lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of its platform, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing research projects in malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of them will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com